UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 28, 2006

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

December 28, 2006

To whom it may concern:

Company Name: Mizuho Financial Group, Inc.

Representative: Terunobu Maeda, President & CEO

Head Office: 1-5-5 Otemachi, Chiyoda-ku, Tokyo, Japan

Code Number: 8411 (Tokyo Stock Exchange 1st Sec.,

Osaka Securities Exchange 1st Sec.)

Dissolution of Subsidiary

Mizuho Financial Group, Inc. hereby announces that our subsidiary, Mizuho Capital Co., Ltd. has decided to dissolve its subsidiary, Fujigin Capital Fund No.2 as follows.

1.	Outline of the subsidiary to be dissolved and the scheduled date of dissolution

	Company Name	Fujigin Capital Fund No.2

	Location	4-3 Kabutocho, Nihonbashi, Chuo-ku, Tokyo, Japan

	General Partner	Mizuho Capital Co., Ltd. (President , Osamu Kita)

	Business	Investment in private equity

	Date of Establishment	September 1995

	Total Assets	JPY 424 million (As of the end of December 2005)

	Recent Financial Performance	Ordinary Profits: JPY 425 million

Net Income: JPY 425 million

(For the fiscal year ended December 2005)

	Scheduled Date of Dissolution	December 2006

2.	Reason for Dissolution

The decision was made to dissolve the company at this time as it has served its original purpose.

3.	Effects on Profits and Losses

The decision will have no material effect on the Earnings Estimates for the current fiscal year (consolidated and non-consolidated) of Mizuho Financial Group, Inc.

Please direct any inquiries to:
Mizuho Financial Group, Inc. Corporate Communications Public Relations Office Tel: 81-3-5224-2026